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ALLISON FUMAI

allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 698 698 3599 Fax

July 15, 2020

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:                 Lisa Larkin, Division of Investment Management

Re:                             Morgan Stanley New York Municipal Money Market Trust (the “Fund”)

(File Nos. 033-32763; 811-05987)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A relating to the proposed liquidation of the Fund filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2020. The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s preliminary proxy statement on its behalf.  Below, we describe the changes made to the proxy statement in response to the SEC staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the Fund’s definitive proxy statement, which will be filed via EDGAR on or about July 15, 2020.

COMMENTS TO THE PRELIMINARY PROXY STATEMENT

Comment 1.                            Please explain, supplementally, how Morgan Stanley Investment Management Inc.’s (the “Adviser”) purchase of more than 50% of the Fund’s shares to facilitate the liquidation does not violate the prohibition against affiliated transactions contained in Section 17 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response 1.                               The Fund does not believe the Section 17(a) prohibitions apply to purchases of Fund shares by the Adviser because Section 17(a) of the 1940 Act permits affiliated persons of a registered investment company to purchase securities of such registered company from the registered investment company. Section 17(a)(2) prohibits an affiliated person from purchasing from a registered investment company “any security or other property (except securities of which the seller is the issuer).” Because the Fund is both the seller and the issuer of the shares to be purchased by the Adviser, the transaction is permitted by the terms of the statute.

In addition, the Fund does not believe the purchase of Fund shares by the Adviser implicates Section 17(d) of the 1940 Act or Rule 17d-1 thereunder. Section 17(d) of the 1940 Act prohibits an affiliated person of or principal underwriter for a registered investment company, or an affiliated person of such a person (collectively, a “first or second tier affiliate”), acting as principal, from engaging in any transaction in which such registered investment company is a joint participant in contravention of rules adopted by the SEC.(1)  The SEC has adopted Rule 17d-1 under the 1940 Act, which prohibits a first or second tier affiliate of a registered investment company, acting as principal, from participating in or effecting any transaction in connection with any “joint enterprise or other joint arrangement or profit-sharing plan” absent an exemptive order from the SEC.(2)

For a transaction to implicate Section 17(d) and Rule 17d-1, it must involve “some element of ‘combination’” beyond mere parallel behavior.(3)  In this regard, the SEC staff has indicated that Section 17(d) and Rule 17d-1 would apply where an affiliated person of a registered investment company “has both a material pecuniary incentive and the ability to cause the investment company to participate with it in” the transaction.(4)  On the other hand, Section 17(d) and Rule 17d-1 would not be implicated “if an affiliated person that effects, or participates in, an aggregated transaction in which the investment company participates does not have both a material pecuniary incentive and the ability to cause the investment company to participate in the transaction.”(5) Here, the Fund is not participating jointly in a transaction with a first or second tier affiliate.  Rather, the Fund is issuing shares in accordance with its registration statement.  Accordingly, Section 17(d) and Rule 17d-1 thereunder are not implicated.

(1)                                 15 U.S.C. § 80a-17(d).

(2)                                 17 C.F.R. § 270.17d-1.  Under rule 17d-1(c), a “joint enterprise or other joint arrangement or profit-sharing plan” means “any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of or a principal underwriter for such registered investment company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking, including, but not limited to, any stock option or stock purchase plan, but shall not include an investment advisory contract subject to Section 15 of the Act.”  Id.

(3)                                 See SEC v. Talley Industries, Inc., 399 F.2d 396, 403-404 (2d Cir. 1968), cert. denied, sub. nom. General Time Corp. v. SEC, 393 U.S. 1015 (1969) (finding a joint transaction where a fund’s investment adviser “was no longer a completely free agent” with respect to certain fund investments).

(4)                                 Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

(5)                                 Id. (emphasis in original).

Comment 2.                            Please revise the disclosure to elaborate on potential conflicts of interest that may arise in connection with the purchase by the Adviser of more than 50% of the Fund’s shares and why the Board of Trustees supports the proposal to liquidate the Fund in such manner.

Response 2.                               The Fund’s disclosure will be revised to elaborate on potential conflicts of interest that may arise in connection with the purchase by the Adviser of more than 50% of the Fund’s shares and why the Board of Trustees supports the proposal to liquidate the Fund in such manner.

Comment 3.                            Please explain, supplementally, which alternatives to liquidation the Board of Trustees considered and what they concluded.

Response 3.                               Prior to approving the proposal to liquidate the Fund, the Board of Trustees considered the potential reorganization of the Fund and, based on a recommendation from Management, determined that were no suitable merger candidates at the time. In addition, the Board of Trustees monitored the Fund’s assets under management and investor demand and approved a decrease in expenses in 2019 in an effort to make the Fund more attractive to investors from a net yield standpoint. Despite such efforts, there was a continued lack of investor demand and a low level of assets under management.  Accordingly, the Board of Trustees determined that the liquidation of the Fund would be in the best interests of the Fund and its shareholders.

Comment 4.                            Please consider revising the Fund’s disclosure to include any additional tax consequences to shareholders resulting from the liquidation of the Fund, if applicable.

Response 4.                               The Fund’s disclosure will be revised to include additional tax consequences to shareholders resulting from the liquidation of the Fund.

Comment 5.                            Please revise the Fund’s disclosure to include an estimate of liquidation costs.

Response 5.                               The Fund’s disclosure will be updated accordingly.

Comment 6.                            Please supplementally confirm that the Fund will stay current on all filing obligations.

Response 6.                               The Fund confirms that it will stay current on all filing obligations.

Comment 7.                            Please supplementally confirm that the Fund’s series and class identifiers will be marked as inactive once the liquidation is consummated.

Response 7.                               The Fund confirms that its series and class identifiers will be marked as inactive once the liquidation is consummated.

Comment 8.                            Please supplementally confirm that the Fund will decide on the collectability of all receivables and that it will include in its liquidation cost anything that the Fund believes will not be collected.

Response 8.                               The Fund confirms that it will decide on the collectability of all receivables and that it will include in its liquidation cost anything that the Fund believes will not be collected.

Comment 9.                            Please supplementally confirm whether qualification topic 450 and Financial Accounting Standard No. 5 will be used in accounting for the liquidation of the Fund.

Response 9.                               The Fund confirms that qualification topic 450 and Financial Accounting Standard No. 5 will be used in accounting for the liquidation of the Fund.

Comment 10.                     Please submit a copy of the proxy card.

Response 10.                        The Fund will include a form of proxy card in the Fund’s definitive proxy statement.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel).  Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai